March 14, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Larry Greene

Re:	Tortoise Energy Infrastructure Corporation (the “Registrant”) -
Shelf Registration Statement on Form N-2
(Registration Nos. 333-140457; 811-21462) (the “Shelf Registration Statement”)

To the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant hereby requests that the effective date of the Shelf Registration Statement referred to above be accelerated so that it will be declared effective on March 14, 2007, or as soon as practicable thereafter, after notification by telephone to the Staff that the Shelf Registration Statement is correct and complete with the exception of information omitted in reliance upon Rule 430A, which will be provided in a final prospectus or prospectus supplement at the time of offering. This request supercedes the Registrant’s request for acceleration of effectiveness for the Shelf Registration Statement dated March 7, 2007. As of the date above, there is no managing or principal underwriter for any of the Registrant’s securities that may be offered on an immediate, continuous or delayed basis pursuant to the Shelf Registration Statement referenced above. Future managing or principal underwriters, if any, will be identified in a prospectus supplement to the Shelf Registration Statement at the time of offering.

The Shelf Registration Statement was filed pursuant to Rule 429 under the 1933 Act for the purpose of updating the Company’s existing shelf registration statement (File Number 333-131204) and registering additional securities pursuant to a new shelf registration statement. Accordingly, the Shelf Registration Statement constitutes Post-effective Amendment No. 5 to Registration Statement No. 333-131204, and such Post-effective Amendment shall become effective concurrently with the effectiveness of the Shelf Registration Statement and in accordance with Section 8(c) of the 1933 Act.

With respect to the Registrant’s request for acceleration of the effective date of the Shelf Registration Statement, please be advised that the Registrant acknowledges that:

(1) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission
March 14, 2007

(3) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(4) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
TORTOISE ENERGY INFRASTRUCTURE CORPORATION

By:	/s/ Terry C. Matlack
Terry C. Matlack
Chief Financial Officer